As filed with the Securities and Exchange Commission on August 15, 2011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
In the matter of:
HIGHLAND CAPITAL MANAGEMENT, L.P.
HIGHLAND FUNDS ASSET MANAGEMENT, L.P.
HIGHLAND FUNDS I
HIGHLAND FUNDS II
File No. 812-13890
Amended and Restated Application for an Order Pursuant to
Section 6(c) of the Investment Company Act of 1940
for an Exemption from Rule 12d1-2(a)
August 15, 2011
Please direct all communications
regarding this Application to:
Rajib Chanda
Ropes & Gray LLP
One Metro Center
700 12th Street, NW, Suite 900
Washington, DC 20005-3948
Phone: (202) 508-4671
Fax: (202) 383-7793
With copies to:
Brian Mitts
Highland Capital Management, L.P.
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 419-2556

 i

I. INTRODUCTION
     Highland Capital Management, L.P. (“HCM”), Highland Funds Asset Management, L.P. (“HFAM”), Highland Funds I (“HFI”), Highland Funds II (“HFII” and, collectively with HCM, HFAM, and HFI, “Applicants”) hereby file this amended and restated application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Rule 12d1-2(a) under the 1940 Act. Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that is advised by HCM, HFAM, or any person controlling, controlled by, or under common control with HCM or HFAM (any such adviser or HCM or HFAM, an “Adviser”) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act and that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),1 also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).

[1]	Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the Application.

II. APPLICANTS
     A. Highland Capital Management, L.P.
     HCM is organized as a Delaware limited partnership and is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. HCM is registered as an investment adviser, and all future Advisers will be registered as investment advisers, under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). HCM provides asset management services to mutual funds, closed-end funds, and private accounts, and it currently serves as investment adviser to a number of registered investment companies, including HFI.
     B. Highland Funds Asset Management, L.P.
     HFAM is organized as a Delaware limited partnership and is controlled by its general partner, Strand Advisors XVI, Inc., of which James Dondero is the sole stockholder. HFAM is registered as an investment adviser under the Advisers Act. HFAM currently serves as investment adviser to HFII.
     C. Highland Funds I
     HFI is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. Series of HFI presently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) which are not issued by investment companies and in Other Investments, but also may invest in Underlying Funds in the future.

     D. Highland Funds II
     HFII is organized as a Massachusetts unincorporated business trust and is registered under the 1940 Act as an open-end management investment company. Series of HFI presently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) which are not issued by investment companies and in Other Investments, but also may invest in Underlying Funds in the future. HFI and HFII are part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act.
III. APPLICANTS’ PROPOSAL
     Each Fund of Funds will invest in Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and the condition set forth in this Application, such Funds of Funds also be permitted to invest in Other Investments. The Funds of Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow such Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (i.e., stocks, bonds and other securities that are not issued by an investment company). In addition, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.
     Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. HCM and HFAM believe that the ability of the Funds of Funds to invest in Underlying Funds in reliance on Rule 12d1-2 in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ board of directors will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.
IV. APPLICABLE LAW AND LEGAL ANALYSIS
     Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.
     In 1996 Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;
(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;
(III) with respect to:
     (aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or
     (bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]
(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).
     In 2006 the Commission adopted Rule 12d1-2 under the 1940 Act.2 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):
(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition

[2]	See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;
(2) Securities (other than securities issued by an investment company); and
(3) Securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1.
     For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.3 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”4 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5
     Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.6 It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

[3]	See Adopting Release at 17, n.58.

[4]	Id. at 17-18.

[5]	See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

[6]	See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the 1940 Act and unprovided for elsewhere in the 1940 Act”).

     The Commission. . . .by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any. . .provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].
     Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.
     Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise

[8]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.
     Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.
V. SUPPORTING PRECEDENT
     The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., HighMark Funds, et. al., 1940 Act Release Nos. 29721 (July 12, 2011) (order) and 29694 (June 16, 2011) (notice); FFCM, LLC and FQF Trust, 1940 Act Release Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Pioneer Bond Fund, et. al., 1940Act Release Nos. 29259 (April 27, 2010) (order) and 29198 (March 30, 2010) (notice); and Columbia Funds Series Trust et. al., 1940 Act Release Nos. 28936 (September 30, 2009) (order) and 28896 (September 4, 2009) (notice).

VI. APPLICANTS’ CONDITION
     Applicants agree that any order granting the requested relief will be subject to the following condition:
     1. Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.
VII. REQUEST FOR ORDER
     Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.
VIII. PROCEDURAL MATTERS
     Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows: HCM and HFAM (and HFI and HFII, in care of HCM and HFAM, respectively), NexBank Tower, 13455 Noel Road, Suite 800, Dallas, TX 75240. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

     Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so; that under the provisions of each Applicant’s limited partnership agreement or declaration of trust, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its general partner or board of trustees, as applicable; that by resolution duly adopted and attached to the Application as Exhibit A-1 or by the other authority referred to therein, the boards of trustees of the Applicant Funds have authorized any officer of each Applicant Fund to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this Application is applicable to the individual who signs this Application and that such authorization still remains in effect.
     The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 through B-4 hereto.
     Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

August 15, 2011
Respectfully submitted,

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By: Name:	/s/ James Dondero James Dondero
Title:	President

HIGHLAND FUNDS ASSET MANAGEMENT, L.P.

By: Strand Advisors XVI, Inc., its general partner

By: Name:	/s/ R. Joseph Dougherty R. Joseph Dougherty
Title:	President

HIGHLAND FUNDS I

By: Name:	/s/ Brian Mitts Brian Mitts
Title:	Treasurer

HIGHLAND FUNDS II

By: Name:	/s/ Brian Mitts Brian Mitts
Title:	Treasurer

EXHIBIT INDEX

A-1.	Certification of Highland Funds I and Highland Funds II pursuant to Rule 0-2(c)(1)

B-1.	Verification of Highland Capital Management, L.P. pursuant to Rule 0-2(d)

B-2.	Verification of Highland Funds Asset Management, L.P. pursuant to Rule 0-2(d)

B-3.	Verification of Highland Funds I pursuant to Rule 0-2(d)

B-4.	Verification of Highland Funds II pursuant to Rule 0-2(d)

EXHIBIT A-1
HIGHLAND FUNDS I
HIGHLAND FUNDS II
CERTIFICATION PURSUANT TO RULE 0-2(c)(1)
The undersigned hereby certifies as follows:
1.	I am the Treasurer, a duly authorized officer, of Highland Funds I and Highland Funds II.

2.	In such capacity, I have examined the records of actions taken by the Board of Trustees of Highland Funds I and Highland Funds II.

3.	The Board of Trustees of Highland Funds I and Highland Funds II has duly adopted the following resolution:

RESOLVED,	that the officers of Highland Funds I (“HFI”) and Highland Funds II (“HFII” and together with HFI, the “Funds”) be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Funds, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future portfolios of the Funds from Section 12(d)(1) of the Investment Company Act of 1940 and Rule 12d1-2 thereunder so as to permit such portfolios to invest in financial instruments which are not “securities” within the contemplation of Rule 12d1-2 (the “Exemptive Application”), in the form presented to this meeting, with such changes as the officers may approve with the advice of counsel to the Funds, and any amendments thereto, in a form satisfactory to such officers and counsel of the Funds, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further

RESOLVED,	that the officers of the Funds be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Funds, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Funds, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.
August 15, 2011

HIGHLAND FUNDS I HIGHLAND FUNDS II
By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Treasurer

EXHIBIT B-1
HIGHLAND CAPITAL MANAGEMENT, L.P.
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states that he has duly executed the attached application dated August 15, 2011 for and on behalf of Highland Capital Management, L.P. in his capacity as the President of such entity’s general partner, Strand Advisors, Inc., and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
August 15, 2011

By:	Strand Advisors, Inc., in its capacity as general
partner of Highland Capital Management, L.P.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

EXHIBIT B-2
HIGHLAND FUNDS ASSET MANAGEMENT, L.P.
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states that he has duly executed the attached application dated August 15, 2011 for and on behalf of Highland Funds Asset Management, L.P. in his capacity as the President of such entity’s general partner, Strand Advisors XVI, Inc., and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
August 15, 2011

By:	Strand Advisors XVI, Inc., in its capacity as
general partner of Highland Funds Asset
Management, L.P.

	By: Name:	/s/ R. Joseph Dougherty R. Joseph Dougherty
	Title:	President

EXHIBIT B-3
HIGHLAND FUNDS I
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states that he has duly executed the attached application dated August 15, 2011 for and on behalf of Highland Funds I (the “Trust”), that he is the Treasurer of the Trust, that the laws of the jurisdiction of formation or the governing documents of the Trust authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
August 15, 2011

HIGHLAND FUNDS I
By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Treasurer

EXHIBIT B-4
HIGHLAND FUNDS II
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states that he has duly executed the attached application dated August 15, 2011 for and on behalf of Highland Funds II (the “Trust”), that he is the Treasurer of the Trust, that the laws of the jurisdiction of formation or the governing documents of the Trust authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
August 15, 2011

HIGHLAND FUNDS II
By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Treasurer